

September 30, 2010

Mr. Daniel R. Herndon
Chairman, President and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101

Re: Home Federal Bancorp, Inc. of Louisiana
**   Registration Statement on Form S-1**
**   Filed September 3, 2010**
**   File No. 333-169230**

Dear Mr. Herndon:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note the updating requirements of Rule 8-08 of Regulation S-X. Additionally, please also include an updated consent of your independent accountants in your next amendment.

2.   To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Prospectus Cover Page

3.   If true, please revise here and elsewhere in the filing to indicate that the passbook savings rate at the bank is subject to change at any time.

Summary

General

4.   We note a fair amount of unnecessary repetition throughout the entire summary. We also note that some of the disclosure in the summary merely repeats verbatim information contained elsewhere in the document. Finally, we note that several sections are too lengthy and detailed for the summary. Please revise thoroughly.

Reasons for the Conversion, page 4

5.   This discussion seems generic. Please revise to specifically address your current situation and the reasons why your board of directors has approved the plan of conversion and reorganization. In addition, please specifically discuss the following with respect to the bullets that are currently presented:

- Whether you have had difficulties retaining your current management team and/or recruiting qualified executive level employees without additional shares in your employee stock ownership plan and the proposed new stock benefit plans.

- Why you believe the stock holding company structure will make your stock more appealing to investors and whether your current structure has actually hampered your ability to access the capital markets.

- Exactly what regulatory uncertainties the conversion will eliminate.

- Whether your current structure has actually impeded your ability to make acquisitions.

After-Market Performance Information, page 8

6.   This section contains numerous qualifications and explanations of why the information presented in the table may not be useful to investors or applicable to an investment in your stock. However, there is no explanation of why the table is included in the prospectus. Please revise to do so.

The Exchange of Home Federal Bancorp Common Stock, page 9

7.   Please include a column in the table showing the equivalent per share current market value based on the current market price Home Federal Bancorp, Inc. of Louisiana common stock on the OTC Bulletin Board.

Benefits to Management from the Conversion and Offering, page 10

8.   Please revise this section to more specifically disclose when you intend to implement the new stock option and stock recognition and retirement plans, instead of saying "no earlier than six months after the conversion and offering."

Limitations on Common Stock Purchases, page 14

9.   We note your disclosure that there is no ownership limitation for the public shareholders. However, we also note your disclosure on page 115 that your articles of incorporation provide that that no person shall directly or indirectly offer to acquire or acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of an equity security of the company. Please revise to reconcile this discrepancy.

Risk Factors, page 19

10.   Some of your risk factors make statements regarding your ability to make assurances or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 38

11.   We note your disclosure that you offer security brokerage and advisory services at your agency office through Tipton Wealth Management. Please revise to explain your relationship with Tipton in more detail, including discussion of any revenue sharing agreements or referral arrangements.

Business Strategy, page 38

12.   We note your disclosure on page 39 and elsewhere in the prospectus that you expect to open the branch office in North Bossier in October 2010. Please be aware that you will

need to update this disclosure once the branch is opened, or revise if the opening is delayed.

13. Please expand the third bullet point to specifically describe the additional expenses you have incurred recently related to personnel (to the extent not related to your three new senior commercial loan officers) and infrastructure.

Our Business

Properties, page 65

14. With respect to the two lots in Bossier Parish and Bossier City, please revise to indicate whether these lots are the future sites of your planned branch offices in North and South Bossier, referenced on page 39.

Regulation, page 65

15. You may not qualify this discussion by reference to the applicable laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

Management

Loan Officer Incentive Plan, page 80

16. Please revise to clarify when the plan will become effective (e.g., fiscal 2011, calendar 2011, upon completion of the conversion, etc.).

The Conversion and Offering

How We Determined the Price Per Share, the Offering Range and the Exchange Ratio, page 98

17. Please add information listing the fees paid to Feldman Financial Advisors, Inc. during the past three fiscal years, and disclose if no fees were paid.

18. Please add a paragraph that explains what Feldman did under each of the three valuation procedures and what conclusions were reached for each.

19. Please revise the table on this page to specifically list the peer group companies that Feldman used for comparison in the appraisal. Also list the peer group companies in the summary.

Mr. Daniel R. Herndon
Home Federal Bancorp, Inc. of Louisiana
September 30, 2010
Page 5

Proxy Statement/Prospectus

20.   Please revise to provide a statement as to whether or not representatives of the principal accountants are expected to be present at the security holders' meeting. Refer to Item 13(a)(6) of Schedule 14A.

21.   Much of the information in the proxy statement/prospectus is not relevant to exchanging shareholders. There are several sections that appear to be targeted towards your depositors and others who may purchase shares in the offering. Please revise the proxy statement/prospectus to eliminate information that is not relevant to exchanging shareholders.

Exhibits

22.   Please file any outstanding exhibits with your next amendment.

Exhibit 8.1

23.   It is not appropriate for counsel to base the opinions in paragraphs 20 and 22 on the position described in the first sentence following opinion paragraph 25. Please revise. Please also make appropriate revisions to the Tax Aspects section in the prospectus.

Exhibit 99.3

24.   Several sections of the appraisal appear to have been copied from disclosures contained in the prospectus, including Management's Discussion and Analysis, or vice versa. Given the fact that the MD&A should present management's views and the appraisal was prepared by an independent appraiser, please explain why the disclosures are identical.

25.   We note the use of terms such as "we" or "our" in several instances where the appraisal discusses the Home Federal Bancorp, Inc. of Louisiana or Home Federal Bank, as if the disclosure was written by the management of those entities. Please explain.

26.   Geographic location is listed as one of the criteria that was used to select the peer group and, on page 55, is described as being "of importance in selecting the comparative group."   However, from discussions elsewhere in the appraisal, including on page 56, it does not appear that geographic location was applied as one of the selection criteria in selecting the peer group. Please explain.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
             Mr. Eric M. Marion, Esq.
             Elias, Matz, Tiernan & Herrick L.L.P.
             (202) 393-0105